



Bryan Veloso (He/Him) · 3rd

Founder & CEO @ altair.tv

Los Angeles, California, United States ·

Contact info

578 followers · 500+ connections

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Altair Interactive, Inc.

Johnson & Wales University

About

I am a self-taught, battle-hardened, slightly jaded, opinionated, seasoned veteran of the web and the product design industry. I am driven by mindful experiences, and love building projects that benefit my own mental health, and that ... see more

Experience

Founder & CEO

Altair Interactive, Inc. · Full-time

Jul 2020 – Present · 1 yr 1 mo

Los Angeles, California, United States

Designing and developing a more mindful live content creation experience as an alternative to Amazon's Twitch and Facebook Gaming.




Altair

Our Wefunder Pitch

Principal

Avalonstar · Full-time

Jan 2019 – Oct 2020 · 1 yr 10 mos

This was an attempt at making a passion a career. The recreation of the Avalonstar brand on the eve of its 20th year in existence was supported and spearheaded by the community that was fostered during my years strea ...see more






THIS 2019 IN Avalonstar



Twitch

6 yrs 7 mos

Full-Time Partnered Broadcaster

Mar 2016 – Oct 2020 · 4 yrs 8 mos

Greater Los Angeles Area

Initially began broadcasting to dogfood the product as one of Twitch's designers. Later fell in love with the art of broadcasting and went full-time. Focused on shared experiences with viewers (and over 400 paid subs ...see more

UI/UX Designer

Apr 2014 – Feb 2016 · 1 yr 11 mos

Greater Los Angeles Area

In charge of the design of products for the company's social experience—including the company's initial versions of the Whispers and Friends products. Initiated and assisted in the design of highly-requested end-user features: the ...see more




Twitch
Keynote

Chief Executive Officer

Revyver

Jul 2006 – Oct 2014 · 8 yrs 4 mos

Greater Los Angeles Area

Blogger

Avalonstar

Sep 2004 – Aug 2014 · 10 yrs

Greater Los Angeles Area

Wrote daily about current events, web technologies, design philosophies and personal happenings. Created a sense of online community in a medium focused on the individual.

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Education

Johnson & Wales University

BS, Entrepreneurship

2003 – 2005

Activities and Societies: Phi Beta Lambda, American Marketing Association

In my final trimester, I spearheaded the development of a book for a Womens' Leadership Study course. I coordinated with 29 other students and later published the work for academic viewing.

Johnson & Wales University

AS, Entrepreneurship

2001 – 2003

Activities and Societies: Phi Beta Lambda

Skills & endorsements

Web Design · 42

Endorsed by **Lea Alcantara and 12 others who are highly skilled at this**

Endorsed by **2 of Bryan's colleagues at GitHub**

CSS · 30

Endorsed by **Luke Dorny and 1 other who is highly skilled at this**

Web Development · 30

Endorsed by **Kenneth Reitz and 8 others who are highly skilled at this**

Endorsed by **3 of Bryan's colleagues at GitHub**

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Recommendations

Received (10) Given (14)

Anton Peck
Providing Design, Front-End Dev, and Illustration services to great clients! Always open to discuss project ideas.
July 12, 2021, Anton worked with Bryan but at different companies

Let's get one thing clear: Bryan is an absolutely amazing and talented person, not because he's any kind of hyper-perfect being, but because he is incredibly humble, honest, and aware of himself in ways that I wish more people were. We have worked together on a various assortment of project... **See more**

Jeffrey Croft
Frontend Software

I've had the pleasure of working with Bryan a few different times in various capacities, and of course have been following his career for

Engineer at PANDA AI

June 15, 2009, Jeffrey worked with Bryan in different groups

many years. Bryan's a meticulous web designer whose attention to detail is surpassed by no one. His ability to evoke emotion with design is unparalleled. In addition to b... See more

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